SEMOTUS SOLUTIONS COMPLETES A ONE MILLION DOLLAR FINANCING

FUNDS TARGETED FOR SALES AND MARKETING EXPANSION

LOS GATOS, CA. (PrimeZone Media) January 26, 2004, 6:00 AM EST-- Semotus Solutions (AMEX:DLK), an innovative provider of software for mobile enterprise applications, announced today that it has closed an equity private placement of US$1,028,750. These funds will be used primarily to ramp up the company's sales and marketing efforts and to finance the ongoing operations of the business.

Under the terms of the private placement, Semotus sold an aggregate of 1,959,524 shares at $0.525 per share and 489,881 share purchase warrants. Each warrant entitles the holder to purchase an additional share of common stock at a price of $0.8625 per share for a period of five years.

Semotus has agreed to file a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, to qualify the resale of the common stock issued in the private placement and the underlying shares of common stock issuable upon exercise of the warrants.

"We are pleased to have improved our balance sheet with an infusion of capital. This gives Semotus the extra capital needed to jump-start its sales and marketing efforts for 2004. The ability to secure this financing further demonstrates the confidence of investors in our business model and our products," states Anthony N. LaPine, Chairman and CEO Semotus Solutions. "In parallel with this financing, the company will be more than doubling its HiplinkXS sales organization."

The securities issued in this private placement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act of 1933.

About Semotus Solutions
Founded in 1993, Semotus Solutions (AMEX:DLK) is a premier provider of software for the mobile enterprise connecting employees to critical business systems, information and processes. With a Fortune 1000 installed base and more than 600 corporate customers including Lockheed Martin, Blue Cross Blue Shield, Coca-Cola, Hewlett Packard, Nextel Communications, JP Morgan-Chase, and The United Nations, Semotus Solutions' software provides mobility, convenience, efficiency and profitability in the areas of workforce automation, finance, healthcare, and m-commerce. Semotus Solutions is proud to be included in the Deloitte & Touche 2002 "Technology Fast 500" list of companies. www.semotus.com

Semotus Solutions
Media Contact
Stephanie Janard, 303-708-1159
Marketing Manager
sjanard@semotus.com

Semotus Solutions
Investor Relations Contact
Tali Durant, 408-358-7100
Corporate Counsel
tdurant@semotus.com

This press release contains forward-looking statements, which are made pursuant to the Safe-Harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "intends", "believes" and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements involve a number of risks and uncertainties, including the timely development and market acceptance of products and technologies, the ability to secure additional sources of finance, the ability to reduce operating expenses, and other factors described in the Company's filings with the Securities and Exchange Commission. The actual results that the Company achieves may differ materially from any forward-looking statement due to such risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.